Exhibit 99.1

Bitfarms Engages Strategic Partners to Develop HPC/AI Business

-Engages expert consultants ASG & World Wide Technology-

Toronto, Ontario (January 31, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, today announced it has engaged two expert consultants in HPC strategy and artificial intelligence (“AI”), Appleby Strategy Group (“ASG”) and World Wide Technology (“WWT”), to conduct a comprehensive feasibility analysis on all its North American sites and advise on its global HPC/AI strategy. In parallel, ASG and WWT will help build accelerated sales and development strategies and market the sites on behalf of Bitfarms to potential customers.

Bitfarms CEO Ben Gagnon stated, “Bitfarms is committed to maximizing the utility and value of our 1.2 GW North American portfolio. ASG and WWT will draw upon their substantial expertise to evaluate our sites for HPC/AI. Based on active discussions over the past several months with potential HPC/AI partners and customers, we are confident that our North American portfolio pipeline, particularly sites located on the PJM grid, is strongly suited for HPC/AI. The contracts associated with HPC/AI customers provide long-term, steady cash flows and earnings streams while our Bitcoin mining operations will continue to monetize Bitcoin’s flexible upside potential, creating a powerful and resilient portfolio that will generate long-term value for our shareholders.”

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin and vertically integrated data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

•	Y/Y or M/M= year over year or month over month
•	EH or EH/s = Exahash or exahash per second
•	MW or MWh = Megawatts or megawatt hour
•	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the merits and ability to secure long-term contracts associated with HPC/AI customers and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of the Company’s facilities may not occur as currently planned, or at all; there is no guarantee that the Company will be able to complete the acquisition of Stronghold Digital Mining, Inc. on the terms as announced, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com